UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

August 6, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

China Finance Online Co. Limited

File No. 000-50975
CF No. 25287

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China Finance Online Co. Limited submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on May 28, 2010.

Based on representations by China Finance Online Co. Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.69	through July 31, 2012
Exhibit 4.71	through June 30, 2011
Exhibit 4.72	through June 30, 2011
Exhibit 4.74	through December 31, 2011
Exhibit 4.75	through June 30, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Maryse Mills-Apenteng
Special Counsel